K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com
July 17, 2020
Ray Be
U.S. Securities and Exchange Commission
   Division of Investment Management
   Office of Disclosure and Review
100 F Street N.E.
Washington, D.C. 20549

Re:	Evanston Alternative Opportunities Fund
File Numbers 333-238945; 811-22904

Dear Mr. Be:
On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on July 6, 2020 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s registration statement on Form N-2 filed on June 5, 2020 (the “Registration Statement”). These comments have been addressed in the amendment to the Registration Statement transmitted with this letter, which contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.
Any terms not defined herein have the meanings ascribed to them in the Registration Statement.  Set forth below are the staff’s comments and the Fund’s responses.
Comment 1:  With respect to the risk factor “Reliance on Adviser,” in light of the Fund having been formed in 2014, consider revising or updating the following sentence: “Although the Adviser has over 15 years managing privately offered fund of hedge fund products, the Adviser has not previously managed a registered investment company.”
Response:  The Fund has revised the disclosure noted above as follows:
“Although the Adviser has over 15 years managing privately offered fund of hedge fund products, the ~~Adviser has not previously managed a~~ Adviser’s experience managing registered investment ~~company~~ companies is limited to the Fund, which launched in 2014.”
Comment 2: On pages 7 and 54 under the heading “Expense Limitation Agreement,” the Fund states that the Expense Limitation Agreement may be terminated by the Adviser or the Fund upon thirty days’ prior written notice to the other party. Please confirm supplementally whether the Adviser can terminate the expense limitation agreement unilaterally during the periods set forth in the first sentence under the same heading (i.e., up to and including July 31, 2021).

Response:  Supplementally, the Fund confirms that the Adviser may not terminate the Expense Limitation Agreement unilaterally during the periods covered by the Agreement (i.e., up to and including July 31, 2021). Pursuant to the terms of the agreement, “the expense limitation arrangement may only be modified by a majority vote of the “non-interested” trustees of the Fund (as defined under the Investment Company Act of 1940).”
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We believe that this submission fully responds to your comments. Please feel free at any time to call me at 617-951-9209 or Clair E. Pagnano at 617-261-3246.
Sincerely,

/s/ Pablo J. Man

cc:	Scott Zimmerman
Melanie Lorenzo
Evanston Capital Management, LLC
Clair E. Pagnano
K&L Gates LLP

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